Exhibit 99.1

FORM 51-102F3

MATERIAL CHANGE REPORT

Item 1                                                            Name and Address of Company

Aeterna Zentaris Inc. (the “Company”)

c/o Stikeman Elliott LLP

1155 René-Lévesque Blvd. West, 41st Floor

Montréal, Québec

H3B 3V2

Item 2                                                            Date of Material Change

November 16, 2018.

Item 3                                                            News Release

On November 19, 2018, the Company issued a news release indicating the material change, which was disseminated on the GlobeNewswire news service.

Item 4                                                            Summary of Material Change

On November 19, 2018, the Company announced that the Committee for Medicinal Products for Human Use of the European Medicines Agency adopted a positive opinion recommending a marketing authorization for macimorelin, an orally available ghrelin agonist, for diagnosis of adult growth hormone deficiency. The recommendation will now be reviewed by the European Commission.

Item 5.1                                                  Full Description of Material Change

On November 19, 2018, the Company announced that the Committee for Medicinal Products for Human Use of the European Medicines Agency adopted a positive opinion recommending a marketing authorization for macimorelin, an orally available ghrelin agonist, for diagnosis of adult growth hormone deficiency. The recommendation will now be reviewed by the European Commission.

Item 5.2                                                  Disclosure for Restructuring Transactions

Not applicable.

Item 6                                                            Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

Not applicable.

Item 7                                                            Omitted Information

Not applicable.

Item 8                                                            Executive Officer

Further information regarding the matter described in this report may be obtained from Leslie Auld, Chief Financial Officer, at 843-900-3201 or IR@AEZSinc.com.

Item 9                                                            Date of Report

November 20, 2018.